Exhibit 99.1

CASCADES INC. ANNOUNCES EXTENSION OF ITS SMALL

SHAREHOLDER SELLING PROGRAM

Kingsey Falls (Québec), December 17, 2012 – Cascades Inc. (TSX: CAS), today announced the extension of its Small Shareholder Program (“the Program”) to February 15, 2013 at 4:00 p.m. Toronto time (EST).

The voluntary Program, originally scheduled to expire on December 17, 2012, enables eligible registered and beneficial shareholders who owned 99 or fewer Common Shares ("Shares") of Cascades Inc. as of September 17, 2012, to sell their Shares without incurring any brokerage commission.

Orders received and cleared for execution shall be placed with the participating organization no later than 12:00 p.m. on the next business day for execution on TSX.

Cascades Inc. makes no recommendation as to whether or not an eligible shareholder should participate in the Program. The decision to participate should be based upon a shareholder’s particular financial circumstances. Eligible shareholders may wish to obtain advice from their broker or financial advisor as to the advisability of participating.

Cascades Inc. has retained Georgeson Shareholder Communications Canada, Inc. to manage the Program. Shareholders should direct any questions regarding the Program to Georgeson’s toll-free number at 1 (866) 962-0494.

Founded in 1964, Cascades produces, converts and markets packaging and tissue products composed mainly of recycled fibres. The Corporation employs close to 12,000 men and women who work in more than 100 units located in North America and Europe. Its management philosophy, its 45 years of experience in recycling, its continued efforts in research and development are strengths that enable Cascades to create new products for its customers. Cascades’ shares trade on the Toronto Stock Exchange under the ticker symbol CAS.

For further information, please contact:

Riko Gaudreault

Director, Investor Relations

Cascades Inc.

Phone: 514 282 2697

E-mail: riko_gaudreault@cascades.com